February 5, 2018

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-3
File No. 333-229043

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KKR Real Estate Finance Trust Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on February 7, 2018, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948.

[Signature Page Follows]

Very truly yours,

KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ Christen E.J. Lee
	Name:	Christen E.J. Lee
	Title:	Co Chief Executive Officer and Co-President